Exhibit 3.1

AMENDED BYLAWS

OF

RICEBRAN TECHNOLOGIES

(as amended, effective August 30, 2023)

Article III, Section 2 of the Company’s Bylaws is amended in its entirety to read as follows:

“SECTION 2. Number of Directors. The number of directors of the Corporation shall be not less than five (5) nor more than nine (9). The exact number of directors shall be five (5) until changed, within the limits specified above, by a bylaw amending this section 2 duly adopted by two-thirds of the directors then in office or by the shareholders. The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by a duly adopted amendment to the articles of incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the authorized number of directors is five (5) or more, an amendment reducing the fixed number or the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to more than sixteen and two-thirds percent (16 2/3%) of the outstanding shares entitled to vote thereon. No amendment may change the stated maximum number of authorized directors to a number greater than two (2) times the stated minimum number of directors minus one (1).

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”